October 21, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Anthony R. Russo
Chief Financial Officer
222 Grace Church Street, Suite 300
Port Chester, New York 10573

Re:	American Business Corporation
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005 and June
30,
2005
	Commission file #: 033-16417-LA

Dear Mr. Russo:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Item 3. Legal Proceedings, page 11

1. We note your disclosure in Item 3 that your financial statements reflect an estimated liability of $4,440,657 with respect to all of your threatened or pending litigation claims at December 31, 2004 and
2003. This statement appears to conflict with the disclosure in Note
4 which states that the $4,440,657 relates to estimated guaranteed obligations of your former subsidiaries. In this regard, please tell us the nature of the amounts included in the $4,440,657 and revise future filings for clarity. If the amounts relate to specific claims or pending litigations, please include a description of the claim in your response. Also, please specifically tell us whether the judgment of $370,000 related to the Carangela Holdings was accrued or paid during 2004.

2. Based on your disclosure that counsel is unable to offer a definitive assessment of your liability regarding the Margolies litigation, it is unclear whether you have accrued an estimated loss from this loss contingency on your financial statements. If no accrual was made because one or both conditions in paragraph 8 of SFAS No. 5 were not met, please include the disclosures required by paragraph 10 of SFAS No. 5. Please advise and revise future filings, as appropriate.

3. Please include disclosure of the nature and amount of all material legal or other loss contingencies in your notes to the financial statements in future filings. See paragraphs 9-10 of SFAS No. 5.

Report of the Independent Registered Accounting Firm, page 18
Note 9 - Going Concern, page 27

4. Revise future filings to expand Note 9 (and MD&A) to describe management`s "viable plan" which has the capability of removing the threat to your continuation as a going concern. The "viable plan" should include appropriate and prominent disclosure of your plans to overcome your financial difficulties in accordance with Section
607.02 of the Financial Reporting Codification or revise your financial statements to use the liquidation basis of accounting. Also, revise the last paragraph of the report of the independent accounting firm to make reference to management`s viable plan in accordance with the guidance set forth in paragraph 13 of SAS 64.

Financial Statements

Balance Sheets, page 19

5. We note that you have recorded loans payable of $2,518,000 on your balance sheet. Please tell us and disclose in the notes to your financial statements in future filings, the terms, interest rates, maturity dates, and subordinate features of the loans. Additionally, please disclose any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien. See paragraphs 18-19 of SFAS No. 5.

6. We note that you have convertible debentures on your balance sheet in the amount of $3,793,460. Please tell us and disclose in future filings the nature and terms of these convertible debentures and the literature that supports your accounting treatment. We may have further comments.

Statements of Stockholders` Equity (Impairment), page 21

7. Reference is made to your Statement of Stockholders` Equity.
In
future filings, please revise the phrase, Equity (Impairment) to Equity (Deficit) for clarity. In this regard, please revise the first and third paragraphs of the report of the independent accounting firm, the balance sheet, the statement of stockholders` equity statement, and other applicable disclosures throughout the filing.

Notes to the Financial Statements

Note 4 - Discontinued Operation and Net Liabilities of
Discontinued
Operations, page 24

8. Supplementally tell us how you calculated the gain on disposal of your discontinued operation of $3,928,940 recognized in fiscal year
2003. Also, explain your basis for netting your liabilities of your discontinued operations. We may have further comments.

Note 6. Preferred Stock, page 25

9. We note from your disclosure that the Series D and Series E convertible preferred stock are entitled to receive a dividend of 12%
annually. Please tell us if this dividend is cumulative and if so, your basis for not reducing net loss/income on the face of the statement of operations for this amount in order to present net loss/income available to common shareholders. See SAB Topic 6B.

10. You disclose in the second paragraph that holders of your Series
B Convertible Preferred Stock may redeem their shares upon the occurrence of certain events including your inability to issue free trading common stock to holders because the shares have not been registered under the Securities Act. Since the effectiveness of a registration statement under the Securities Act is outside of your control, please revise the balance sheet to classify your Series B Convertible Preferred Stock outside of permanent equity. See Section
211of the Financial Reporting Codification and ASR 268.


11. You disclose in the third paragraph that you issued 50,000 shares of Series C Convertible Preferred Stock in exchange for guaranties of debt incurred under your revolving credit agreement. In addition, you disclose that you issued 200,000 shares of Series C Convertible
Preferred Stock in exchange for guaranties of debt in excess of $13,000,000. In this regard, supplementally tell us, with a view toward expanded disclosure in future filings, how you accounted for the guarantees in your financial statements and the literature that supports your accounting treatment. We may have further comments.

12. For each series of Convertible Preferred Stock, supplementally tell us, with a view toward expanded disclosure in future filings, how you applied EITF 98-5 or EITF 00-27 or your basis for non-applicability. Also, ensure that your disclosures include all the pertinent details related to the Convertible Preferred Stock such as, conversion features, nature of adjustable conversion prices, etc. We may have further comments.

Note 7. Common Stock, page 27

13. Supplementally tell us how you applied the provisions of EITF
00-
27 to the 6% Secured Convertible Note you executed with Brentwood
Capital Corp or, explain your basis for non-applicability. We may have further comments.

Note 11. Stock Option Plan, page 28

14. We note from Item 10 that Mr. Pixler was granted options to purchase 250,000 common shares which expired in April 2004.
Please
revise your disclosure in future filings to include the disclosures required by paragraphs 46-48 of SFAS No. 123, as applicable.

Note 13.  Original Issuance of S-8 Shares, page 29

15. We note from your statement of stockholders` equity (impairment) that in 2004 you issued 6,500,000 shares for services performed. However, other than the 1,500,000 shares issued to Mr. Weidenbaum disclosed in Note 13, and the 1,000,000 shares issued to settle the
Goldberg litigation disclosed on page 5, your disclosure is unclear as to the nature of the transactions included in this amount. Please tell us and disclose in the notes to the financial statements in future filings the nature and amount of each issuance of common shares for services or other non-cash transactions.





Item 8A. Controls and Procedures, page 30

16. We note that the wording used in Item 8A has not been updated to reflect the current requirements. For example, the wording, "within
90 days of the filing date of this report" should be changed to "as of the end of the period covered by this report." Please revise your disclosure in future filings to include the revised language in Item
307 of Regulation S-K as a result of the SEC Final Rule 33-8238. Additionally, we note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures
"were adequate." In future filings, please revise your disclosure to provide a conclusion regarding the effectiveness of the Company`s disclosure controls as further described in Rule 13a-15(e) of the Securities Exchange Act of 1934.

Exhibit 31:  302 Certifications

17. We note that your 302 Certification does not use the wording currently required by Rule 13a-14(a)/15d-14(a). Specifically, the phrase "within 90 days prior to the filing date of this annual report" should be revised to read "as of the end of the period covered by this report based on such evaluation." Please revise future filing, as appropriate.

Forms 10-Q for the quarters ended June 30, 2005 and March 31, 2005

18. We note that on the statement of shareholders` impairment included in the Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005, the common shares issued for services during 2004 are presented as 3,500,000 common shares issued with an increase to common stock of 3,500 and APIC of 129,000. Please tell us why these amounts are different from those presented in the statement of shareholders` equity(impairment) included in the Form 10-KSB for the year ended December 31, 2004 and provide us with the appropriate amounts related to the transaction.

19. Comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on Form 10-QSB.


Form 8-K dated May 28, 2004
20. We note that the Form 8-K dated May 28, 2004 discloses the execution of a Stock Exchange Agreement and consummation of the acquisition of Hybrid-Systems.com, Inc. Please tell us why this acquisition is not disclosed, and the effects of the acquisition do not appear to be included in the financial statements, in the Form 10-KSB for the year ended December 31, 2004. If the agreement was subsequently terminated during 2004, please file an amended Form 8-K disclosing the termination of the agreement.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Anthony R. Russo
American Business Corporation
October 21, 2005
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